Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser who is authorised for the purposes of FSMA, if you are resident in the United Kingdom, or, if not, from an otherwise appropriately authorised independent financial adviser. If you sell or transfer or have sold or transferred all of your Ordinary Shares, please pass this document and the Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document does not constitute an offer to buy, acquire or subscribe for, or the solicitation of an offer to buy, acquire or subscribe for, Ordinary Shares or an invitation to buy, acquire or subscribe for Ordinary Shares. This document does not constitute a prospectus for the purposes of the Prospectus Rules of the FCA or an admission document for the purpose of the AIM Rules for Companies. The Directors of the Company accept responsibility for the information contained in this document and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdictions. In particular, this document should not be forwarded or transmitted in or into any jurisdiction where it would be illegal to do so. Ordinary Shares have not been, nor will Ordinary Shares be, registered under the US Securities Act or under any of the relevant securities laws of Canada, Australia, the Republic of South Africa or Japan. Accordingly, Ordinary Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada, Australia, the Republic of South Africa, Japan or the Republic of Ireland or for the account or benefit of any such person located in Canada, Australia, the Republic of South Africa, Japan or the Republic of Ireland.

London Stock Exchange plc has not itself examined or approved the contents of this document. AIM is a market designed primarily for emerging or smaller companies to which a higher degree of investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List and the AIM Rules for Companies are less demanding than those of the Official List. A prospective investor should be aware of the risks of investing in AIM companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an appropriate financial adviser.

Your attention, in particular, is drawn to Part III of this document which set out and describes certain risk factors that you should consider carefully when deciding whether or not to vote in favour of the Resolutions proposed at the General Meeting. The whole of this document should be read in the light of these risk factors.

Realm Therapeutics plc

(Incorporated in England and Wales under the Companies Act 2006 with registered number 05789798)

Proposed Assets Disposal

Proposed Adoption of Investing Policy

Proposed AIM Delisting

and
Notice of General Meeting

Nominated Adviser and Broker

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You are recommended to read the whole of this document but your attention is drawn to the letter from the Chairman of Realm set out on pages 7 to 17 of this document, which explains the Proposals, purpose of the Resolutions to be proposed at the General Meeting and includes the recommendation from the Board to vote in favour of the Resolutions.

There is set out at the end of this document a Notice of General Meeting of the Company to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019. A Form of Proxy for use at the General Meeting is enclosed. To be valid, Forms of Proxy should be completed and signed in accordance with the instructions printed thereon and returned as soon as possible and, in any event, so as to be received by the Registrar/Receiving Agent, Equiniti Limited, by not later than 2:00 p.m. on 13 March 2019. Pursuant to regulation 41 of the CREST Regulations, the time by which a Shareholder must be entered in the register of members in order to have the right to attend and vote at the meeting is 6:30 p.m. on 13 March 2019. Completion and return of a Form or Proxy will not preclude a member from attending and voting at the General Meeting should they so wish.

N+1 Singer, which is regulated and authorised in the United Kingdom by the FCA, is acting exclusively for the Company as nominated adviser for the purposes of the AIM Rules for Nominated Advisers and the AIM Rules for Companies and as broker. N+1 Singer is not acting for any other person and will not be responsible to any person for providing the protections afforded to its customers or for advising any other person on the contents of any part of this document. N+1 Singer is not making any representation or warranty, express or implied, as to the contents of this document. The responsibilities of N+1 Singer, as the nominated adviser are owed solely to the London Stock Exchange and are not owed to the Company or any Director or to any other person, in respect of any decision to acquire Ordinary Shares in reliance on any part of this document or otherwise.

The information contained in this document has been prepared solely for the purposes of the Proposals and is not intended to inform or be relied upon by any subsequent purchasers of Ordinary Shares or any other of the Company’s securities (whether on- or off-exchange) and accordingly no duty of care is accepted in relation to any such persons. Without limiting the statutory rights of any person to whom this document is issued, no representation or warranty, express or implied, is made by N+1 Singer as to the contents of this document. N+1 Singer has not authorised the contents of any part of this document. No liability whatsoever is accepted by N+1 Singer for the accuracy of any information or opinions contained in this document, for which the Directors are solely responsible, or for the omission of any information from this document for which it is not responsible.

Neither Realm nor N+1 Singer nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied by any forward-looking statements contained in this document will actually occur. Other than in accordance with their legal or regulatory obligations (including under the AIM Rules for Companies, the Takeover Code and the DTRs), neither Realm nor N+1 Singer is under any obligation, and each of them expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Copies of this document will be available free of charge during normal business hours on any weekday (except Saturdays, Sundays and public holidays) at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS from the date of this document and shall remain available for a period of one month from the passing of the Resolutions.

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CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	4

IMPORTANT INFORMATION	5

DIRECTORS, COMPANY SECRETARY AND ADVISERS	6

Part I LETTER FROM THE CHAIRMAN	7

Part II TAKEOVER CODE CONSIDERATIONS	20

Part III RISK FACTORS	22

Part IV DEFINITIONS	25

PART V NOTICE OF GENERAL MEETING	28

APPENDIX AIM DELISTING – FREQUENTLY ASKED QUESTIONS:	32

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document and posting of the Form of Proxy to Shareholders	15 February 2019

Latest time and date for receipt of Forms of Proxy	2:00 p.m. on 13 March 2019

Record time and date for voting at General Meeting	6:30 p.m. on 13 March 2019

General Meeting	2:00 p.m. on 15 March 2019

Last date for CREST Shareholders to submit “Notice to Brokers and SDRT Certification Form” (Schedule 1) to the Depositary or certificated Shareholders to submit Transfer Form request (Schedule 2) to the Receiving Agent	5:00 p.m. on 18 March 2019

Expected last day for dealings in Ordinary Shares on AIM	26 March 2019

Expected time and date that admission of Ordinary Shares to trading on AIM will be cancelled	with effect from 7:00 a.m. on 27 March 2019

Expected date of issuance of ADSs to block transfer participants	circa 27 March 2019

Expected date of posting ADS balance statements to registered Shareholders by the Depositary/Transfer Agent	circa 28 March 2019

Expected date of Completion of the Assets Disposal	28 March 2019

Notes:

1.	Each of these times and dates are indicative only and are subject to change. Dates set after the General Meeting assume that the General Meeting is not adjourned and that all of the Resolutions are passed. If any of these times and/or dates change, the revised times and/or dates will be notified by the Company to Shareholders by announcement through a Regulatory Information Service (and posted on the Company’s website).

2.	Unless otherwise stated, all of the times in this document refer to London time.

3.	Certain of the principal events in the above expected timetable are conditional upon the passing of the Resolutions.

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IMPORTANT INFORMATION

Forward-looking statements

Certain statements contained herein constitute forward-looking statements. The forward-looking statements contained herein include statements about the expected effects or potential outcomes of the Assets Disposal, the Investing Policy, the AIM Delisting and the Formal Sale Process, the expected Completion of the Assets Disposal and the timing thereof, the adoption of the Investing Policy, the implementation of the AIM Delisting, the Formal Sale Process, implications of the Assets Disposal on the trading of ADSs and other statements other than in relation to historical facts. Forward-looking statements including, without limitation, statements typically containing words such as “intends”, “anticipates”, “targets”, “estimates”, “believes”, “should”, “plans”, “will”, “expects” and similar expressions or statements that are not historical facts are intended to identify those expressions or statements as forward-looking statements. The statements are based on the current expectations of Realm and are naturally subject to uncertainty and changes in circumstances. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. There are also a number of other factors that could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, local and global political and economic conditions, capital markets in the US and the UK, conditions particular to Realm and the Purchaser that affect their respective abilities to close the Assets Disposal and legal or regulatory developments and changes. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. These forward-looking statements reflect the Company’s judgement at the date of this document and are not intended to give any assurance as to future results. Except as required by the FCA, the London Stock Exchange, the AIM Rules for Companies or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

Financial data

Certain figures contained in this document, including financial, statistical and operating information, have been subject to rounding adjustments.

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DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors

Charles Spicer (Non-Executive Chairman)

Alex Martin (Chief Executive Officer)

Marella Thorell (Chief Financial Officer and Chief Operating Officer)

Joseph William Birkett (Senior Independent Non-Executive Director)

Balkrishan (Simba) Gill (Independent Non-Executive Director)

Ivan Gergel (Independent Non-Executive Director)

Sanford (Sandy) Zweifach (Independent Non-Executive Director)

Registered office	c/o CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF
Company secretary	Marella Thorell

Nominated adviser and broker	N+1 Singer One Bartholomew Lane London EC2N 2AX
Solicitors to the Company	Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS

Auditors	KPMG LLP One St Peters Square Manchester M2 3AE

Registrar / Receiving Agent	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA

Company website	www.realmtx.com

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Part I

LETTER FROM THE CHAIRMAN

REALM THERAPEUTICS PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 05789798)

Directors:

Charles Spicer (Non-Executive Chairman)

Alex Martin (Chief Executive Officer)

Marella Thorell (Chief Financial Officer and Chief Operating Officer)

Joseph William Birkett (Senior Independent Non-Executive Director)

Balkrishan (Simba) Gill (Independent Non-Executive Director)

Ivan Gergel (Independent Non-Executive Director)

Sanford (Sandy) Zweifach (Independent Non-Executive Director)

Registered office: c/o CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF

15 February 2019

To the holders of Ordinary Shares (and, for information purposes only, to holders of options or warrants in respect of Ordinary Shares)

Dear Shareholder,

Proposed Assets Disposal

Proposed Adoption of Investing Policy

Proposed AIM Delisting

and
Notice of General Meeting

1.	Introduction

The purpose of this document is to set out details of the proposed Assets Disposal, the proposed Investing Policy for adoption by the Company following Completion, as the Company will automatically become an AIM Rule 15 cash shell at such time, and the subsequent proposed AIM Delisting of the Ordinary Shares, which together comprise the Proposals.

This document provides Shareholders with the background to and an explanation as to why the Directors consider that the Proposals are in the best interests of the Company and its Shareholders as a whole and why they recommend that Shareholders should vote in favour of the Resolutions to be proposed at the General Meeting.

For the avoidance of doubt the Company does not propose to cancel the admission to trading of its American Depositary Shares (each representing 25 Ordinary Shares) on Nasdaq. Following the Assets Disposal, it is possible that after a certain period of time and in the absence of a corporate transaction Nasdaq may subject the ADSs to delisting proceedings as outlined further below. The Directors intend to adhere to the Investing Policy following the proposed AIM Delisting which includes the Company considering winding down and distributing the remaining assets to Shareholders in certain circumstances.

A notice convening a General Meeting to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019, to consider the Resolutions, is set out at the end of this document.

2.	Background to and reasons for the Proposals

The Company was approved for listing on Nasdaq on 3 July 2018 thus expanding the trading platforms for its securities. On 14 August 2018, Realm announced top-line results of its Phase 2 trial of PR022 in Atopic Dermatitis, a serious form of eczema and a chronic, relapsing, inflammatory disease characterized by itchy, inflamed skin. A further announcement on 17 September 2018 reported that, having analysed the full data from the Atopic Dermatitis trial and having considered the implications for the Company’s other pipeline programs, the Company concluded that the overall study results did not meet its threshold for continued investment. This resulted in the Company discontinuing its drug development programs, which were all based on its proprietary hypochlorous acid (HOCI) technology. At that time Realm also announced the engagement of an adviser, MTS Health Partners, L.P., and the commencement of a Takeover Code governed Formal Sale Process to explore all strategic opportunities for the Company and to extract value for its remaining assets. The Assets comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, hypochlorous acid (HOCI) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses. As at the date of this document, the Company’s primary assets also include its cash,cash equivalents, and short-term investments.

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Realm received cash of $0.9 million and $1.1 million in 2017 and 2018, respectively, under the royalty agreement for the Vashe® wound care product, with minimal offsetting operating costs. Realm did not recognize royalty revenue during the year ended December 31, 2018 (2017: $1.1 million) as the Company adopted IFRS 15, Revenue from Contracts with Customers, effective 1 January 2018, upon which future minimum payments were recognized as an adjustment to equity rather than as revenue over future periods. Equipment included in the Assets have a value of approximately $0.3 million. Since the inception of the strategic review process, the Company has held a number of discussions with interested parties (including potential offerors) regarding both the sale of the Assets (which relate to the Company’s proprietary technology and which are the subject of the proposed Assets Disposal) and regarding its future plans for the Company in the context of the Formal Sale Process. Following the discontinuance of the Company’s drug development programs, the Company was not making significant investments in its technology and did not anticipate leveraging the technology for future commercial pursuits. Therefore the Company’s aim was to seek to monetize the Vashe® wound care product royalty stream and realize value for its Assets to increase cash resources for a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company).

At 31 December 2018, the Company had cash, cash equivalents and short term investments of US$18.8 million. The Assets Disposal is expected to generate approximately $9.6 million in net cash proceeds, after deducting transaction costs. The net proceeds of the Assets Disposal will be retained by the Company to augment its current cash resources, which may be deployed in a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company). If the Company executes a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company), it will incur deal-related costs including legal, tax advisory, accounting and banker fees and employee separation costs.

The Company remains in discussions regarding the Formal Sale Process which may subsequently result in either a takeover offer for the Company or an acquisition constituting a reverse takeover under AIM Rule 14, or, if a suitable strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) is not identified, a potential winding down of the Company and distribution to Shareholders of the Company’s remaining assets following satisfaction of all applicable liabilities and obligations.

At the current time discussions are ongoing with a number of interested parties (including potential offerors) some of whom are interested in a reverse takeover transaction (to acquire the benefit of the Company’s Nasdaq listing and cash) and others, who are potential offerors, are interested in making a takeover offer for the Company in order to access its cash. The Directors can confirm that none of the current interested parties (including potential offerors) are interested in entering into a strategic transaction with the Company (which, for potential offerors, may involve a takeover offer for the Company) are seeking to acquire the Assets which are the subject of the Assets Disposal.

Any potential offeror considering a takeover offer for the Company is entitled to the benefit of Rule 21.1 of the Takeover Code in order to ensure that the Company does not otherwise dispose of a material asset which might frustrate such a takeover offer being made; interested parties considering a reverse takeover transaction do not have the benefit of Rule 21.1 of the Takeover Code as they are not potential offerors for the Company for the purposes of the Takeover Code. In all cases, interested parties (including potential offerors) have made it clear to the Company, during the course of the ongoing discussions, that they have no interest in the Assets which are the subject of the Assets Disposal, but are primarily interested in the cash balances of the Company. No currently interested party (including potential offerors) chose to participate in the sale process relating to the Assets, nor have they objected to the Assets Disposal on the grounds of Rule 21.1 of the Takeover Code, or otherwise).

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In discussions with all of the interested parties (including all potential offerors), the Company’s advisers have made it clear that it is the intention of the Company to move forward with the Assets Disposal. All interested parties (including all potential offerors) have confirmed in discussions that, if they were to proceed with a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) they see the Assets Disposal as a positive step to increasing the net cash assets of the Company (which would ultimately be deployed in developing the business so acquired) and that their intention would primarily be driven by the ability to access the net cash balances of Realm to finance their existing business. No potential offeror has expressed any desire to retain the income stream generated by the assets the subject of the Assets Disposal and all have expressed a preference for net immediately available cash to be maximised.

Shareholders should note that the current Formal Sale Process is a process mandated and regulated by the Takeover Code, and is accordingly conducted within the context of the protections afforded by the Takeover Code. However, should the AIM Delisting be approved by Shareholders and become effective, the current sale process will continue to be conducted by the Board but will cease to be a formal sale process within the rules of the Takeover Code.

Accordingly the Directors are of the view that by effecting the Assets Disposal they are making Realm more attractive as a candidate for a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) by monetising the legacy assets for a substantial multiple of the annualised income historically generated from those assets, and thereby increasing the value of Realm for interested parties (including potential offerors) whose assessment of Realm is primarily based on net cash and, in some cases, the intrinsic value of the Nasdaq listing. For these reasons the Directors do not consider that the Assets Disposal would in any way reduce the attractiveness of Realm to interested parties (including potential offerors) and, based on discussions to date, consider that the Assets Disposal potentially enhances the value of the Company to interested parties (including potential offerors) based on the factors which those interested parties (including potential offerors) have stated would influence that value that they would put on the Company.

As is explained in more detail below, should the AIM Delisting become effective, the Formal Sale Process will cease to be governed by the Takeover Code; however the Directors intend that the objectives of that sales process will remain unaltered and anticipate providing an update on the process in early Q2 2019.

(i)       Proposed Assets Disposal

Summary of the principal terms of the Assets Disposal Agreement

The Company has reached an agreement to sell the Assets to the Purchaser for a consideration of US$10 million, payable in cash to the Company in the amount of US$9.75 million on Completion, targeted for 15 March 2019, and the remaining US$250,000 due within six Business Days after Completion, following inspection of relevant assets.

Under the terms of the Assets Disposal Agreement, the Purchaser has agreed to purchase and the Company has agreed to sell the Assets, conditional on, inter alia, the Shareholders approving the Assets Disposal at the General Meeting.

Further key terms of the Assets Disposal Agreement include: customary representations and warranties from Realm and the Purchaser remaining correct in all material respects as of Completion, and the parties’ compliance with any covenants and pre-conditions.

The Assets Disposal Agreement is governed by the laws of the State of Delaware.

A copy of the Assets Disposal Agreement will be put on display pursuant to Rule 26.1 and the notes to Rule 21.1 of the Takeover Code on the following website at http://ir.realmtx.com/investor-relations by no later than 12 noon on the Business Day following the date of this document.

For the purposes of Rule 21.1(a) of the Takeover Code, the Assets Disposal is a disposal of assets of a material amount (by reference to the current market capitalisation of the Company) and the Assets Disposal Agreement is a contract outside the ordinary course of business. The Takeover Panel has agreed that the restrictions imposed by Rule 21.1(a) may be relaxed provided that the Assets Disposal is approved by ordinary resolution (that being an approval by holders of shares carrying more than 50% of the voting rights at a general meeting). The Takeover Code also requires the Company to seek competent independent advice as to whether the financial terms of the proposed transaction are fair and reasonable; the Company has sought and obtained such advice from N+1 Singer, which is referred to in the Recommendation in paragraph 11, below. In providing this advice, N+1 Singer has considered the competitive and open process which has been undertaken by the Company in respect of the Assets Disposal, taken into account the commercial assessments of the Directors, and conducted an analysis of the Assets Disposal value relative to the possible income available through the existing license agreement, a renewed license or an alternate license.

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Information regarding the Purchaser

The Purchaser is Urgo US, Inc, a State of Delaware-incorporated subsidiary of the French family-owned Laboratories URGO SAS, an international healthcare company that seeks to address an increased need worldwide for the care of chronic wounds, but also give access to consumer healthcare solutions and which lately developed a pioneering role in neurotechnology. The Purchaser is the parent company of SteadMed Medical, N.A. (which merged with Urgo Medical North America in 2018), the partner from whom Realm collects the Vashe® wound care product royalties.

Consequences of the proposed Assets Disposal

Following Completion of the Assets Disposal, if the AIM Delisting has not occurred, the Company would immediately become an AIM Rule 15 cash shell given that the proposed Assets Disposal represents a fundamental change to the business of the Company, which would cease to own, control or conduct all or substantially all, of its current business activities and would be focused exclusively on the strategic review process.

As an AIM Rule 15 cash shell, the Company will be required to make an acquisition or acquisitions constituting a reverse takeover under AIM Rule 14 (including seeking re-admission as an investing company (as defined under the AIM Rules for Companies)) on or before the date falling six months from Completion of the Assets Disposal unless the Company delists from AIM prior to that date. Shareholders should note, however, that the Board is seeking their approval for the AIM Delisting immediately preceding Completion (as detailed below), but should the AIM Delisting not proceed, failure to complete a reverse takeover within such timeframe would result in the suspension of the Ordinary Shares from trading on AIM and, pursuant to AIM Rule 40, admission to trading on AIM would be cancelled six months from the date of suspension should the reason for the suspension not have been rectified.

The Assets Disposal will constitute a “Fundamental Transaction” under the terms of the Company’s warrants issued in October 2017, whereupon the Company will be required to issue replacement warrants equal to the value, if any, prescribed in the terms of those warrants.  If the outstanding warrants are deemed under their terms not to have a value at the relevant date, they will be cancelled in their entirety.

The Takeover Code currently applies to the Company by virtue of the listing of the Ordinary Shares on AIM. Should the AIM Delisting be approved by Shareholders, as Realm will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading in the UK, Channel Islands and the Isle of Man, the Takeover Code will only apply to Realm if it is considered by the Takeover Panel to have its place of central management and control in the UK, Channel Islands and the Isle of Man. This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will look to where the Directors of Realm are resident for the purposes of determining where Realm has its place of central management and control. In the case of Realm only two of the Directors are resident in the United Kingdom, with the remaining five Directors being resident in the USA.

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Accordingly the Takeover Panel has confirmed to Realm that, upon the AIM Delisting becoming effective, the Takeover Code will cease to apply to Realm, and Realm and the Shareholders will therefore not have the benefit of the protections the Takeover Code affords, including, but not limited to, the requirement that a person who acquires an interest in Ordinary Shares carrying 30% or more of the voting rights in Realm must make a cash offer to all other Shareholders at the highest price paid in the 12 months before the offer was announced, and in a reverse takeover will not require the Takeover Panel’s consent to a waiver of Rule 9 of the Takeover Code, which would otherwise be subject to vote of independent Shareholders.

In addition, Shareholders should be aware that were the Assets Disposal not to be approved, but the AIM Delisting were to be approved and become effective, Rule 21.1 of the Takeover Code would no longer apply and, in that circumstance, despite Shareholders having voted not to approve the Assets Disposal, the continuing protections that would otherwise be provided by the Takeover Code in this respect would also no longer apply, potentially allowing the Directors to proceed with the Assets Disposal (without the requirement for Shareholder approval under either the Takeover Code or the AIM Rules for Companies).

The current Formal Sale Process is a process mandated and regulated by the Takeover Code, and is accordingly conducted within the context of the protections afforded by the Takeover Code. Should the AIM Delisting be approved by Shareholders and become effective, the current sale process will continue to be conducted by the Board but will cease to be a formal sale process within the rules of the Takeover Code.

The Company does not intend to delist the ADSs representing its Ordinary Shares from Nasdaq. However, following the Assets Disposal, the Company may be treated as a “public shell” under the Nasdaq rules and the US Securities Act. Although Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell. Listed companies determined to be public shells by Nasdaq may be subject to delisting proceedings or additional and more stringent listing criteria. Nasdaq will generally except from the delisting process for a limited period of time (in this case, expected to be at least until early May 2019) a company that is in the process of consummating a transaction that will cause it to become an operating company, as the Investing Policy envisions. However, if, absent such a transaction and after applicable notice periods and any hearing process, the ADSs would likely be delisted from Nasdaq , the Company would expect that such securities would be traded OTC in the United States, which is sometimes colloquially referred to as the “Pink Sheets.” Securities quoted on the OTC are subject to different requirements than securities listed for trading on a US national stock exchange, such as Nasdaq, including reduced corporate governance and public reporting standards. Whilst the Company aims to complete such a transaction, and the Company is in discussions with a number of interested parties (including potential offerors) in this regard, should such circumstances arise whereby a transaction is not completed, the Company would in the immediate term consider the most appropriate market for listing its ADSs in the US. The Directors intend to adhere to the Investing Policy, which as detailed below, includes considering winding down and distributing the Company’s remaining assets, after satisfaction of liabilities and obligations, to Shareholders in certain circumstances. Certain additional risks in connection with the possible Nasdaq delisting of the Company’s ADSs are summarised in Part III of this document.

(ii)       Proposed adoption of an Investing Policy

Subject to Shareholder approval of the Assets Disposal (Resolutions 1 and 2 (which are inter-conditional)), the Company would be required, as an AIM Rule 15 cash shell, to adopt an Investing Policy, with the adoption of such policy subject to Shareholder approval (Resolution 3). In addition, and as requested by the Takeover Panel, Shareholder approval for the adoption of Investing Policy is also sought for the purposes of Rule 21.1 (Resolution 4). The requirement for the Company to adopt an Investing Policy (set out below) is therefore conditional upon the approval by the Shareholders of the Assets Disposal.

Whilst the Directors do not believe that the adoption of the Investing Policy will fetter or otherwise impact their current discussions and stated strategy, nevertheless it is possible that such action might be considered to a matter within the scope of Rule 21.1(a) of the Takeover Code as potentially action which could lead to a bona fide potential offer being frustrated or in Shareholders being denied the opportunity to decide on the merits of such an offer. Whilst the Directors have no reason to believe that this would be the case, the Directors are seeking a separate Shareholder approval for the adoption of the Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code by ordinary resolution (that being an approval by holders of shares carrying more than 50% of the voting rights at a general meeting).

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Shareholder approval of the proposed AIM Delisting (Resolution 5) is not inter-conditional with Resolutions 1,2, 3 or 4. Should Shareholders vote in favour of Resolution 5, during the period between Completion and the AIM Delisting taking effect the Company will be obliged pursuant to the AIM Rules for Companies to adhere to the Investing Policy; this is entirely consistent with the strategy currently being pursued by the Board and will have no impact on the on-going strategic review or Formal Sale Process. Should the AIM Delisting be approved and become effective, the Company will no longer be an AIM Rule 15 cash shell and nor will the Company be obliged to adhere to the Investing Policy or be subject to the Takeover Code. Notwithstanding this, the Directors confirm their intention to adhere to the Investing Policy following the proposed AIM Delisting, as it will remain in keeping with the evaluation of all available alternatives for maximising Shareholder value as described at the initiation of the strategic review.

Investing Policy

Pursuant to the AIM Rules for Companies, the Company will be required to adopt an Investing Policy that requires the Directors to examine potential strategic opportunities. The Investing Policy will require the Company to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Company will consider winding down and distributing the remaining assets to Shareholders, following satisfaction of applicable obligations.

The Board intends to focus primarily on the US, UK and European Economic Area where the Board believes that there are suitable opportunities, although other countries may also be considered to the extent that the Board considers that value opportunities exist and attractive potential returns are possible. In selecting transaction opportunities, the Board will focus on businesses that have attractive valuations and hold opportunities to unlock embedded value. The existence of a strong management team will be an important factor in the Board’s evaluation of a transaction opportunity.

The Board will seek to invest in, partner with, acquire and/or be acquired by businesses where it may, as appropriate, represent Shareholders at a board level. These criteria are not intended to be exhaustive; however, the Company may enter into a transaction which does not fulfil all of the above investment criteria if the Directors believe that it is in the interests of Shareholders as a whole to proceed with such a transaction. Any transaction will, if required by applicable law and regulation, be put to Shareholders for their approval at the appropriate time. A transaction may be made into a public or private company and may structure as a direct acquisition, a reverse takeover or reverse merger or an acquisition of the Company. The Company does not currently intend to fund any investment with debt or other borrowings, but may do so if appropriate. The Company’s primary objective is that of achieving a value enhancing proposition for Shareholders.

For the avoidance of doubt, the Company entered into an investment policy at the time of announcing its entry into the Formal Sale Process, which relates to cash management whilst evaluating strategic transaction options (which, for potential offerors, may involve a takeover offer for the Company) – the investment policy and the Company’s compliance with it will not be impacted by the passing of any of the Resolutions.

(iii)       Proposed AIM Delisting

The Directors have undertaken a review of the advantages and disadvantages associated with the continued admission of the Ordinary Shares to trading on AIM, considering both access to the relevant equity capital markets and having a second public market in the Company’s securities versus the cost and management time associated with maintaining a dual-quotation on AIM. Costs of the AIM listing include fees payable to the London Stock Exchange, nominated adviser and brokerage fees, shareholder communication time and costs, professional advisory fees and expenses.

The Company also notes the costs, professional advisory fees and expenses associated with the compliance with the Takeover Code in the context of the Formal Sale Process, and reiterates the confirmation of the Takeover Panel that, subject to the AIM Delisting becoming effective, the Takeover Code will no longer apply to the Company on the basis that the Company’s place of central management and control is outside of the UK, Channel Islands and the Isle of Man.

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The Board notes that approximately 40% of Ordinary Shares are, as at the date of this document, held in the form of ADSs. The Board believes the Company does not merit the ongoing costs and regulatory complexities associated with a dual listing and that it would be advantageous for all Shareholders to seek, to the extent possible, to combine trading volumes of the Ordinary Shares on AIM and the ADSs on the Nasdaq Capital Market onto a single trading exchange (Nasdaq Capital Market, wherein trades will be made in the form of ADSs).

The Directors have concluded that an AIM Delisting is in Shareholders’ best interests and are therefore seeking the AIM Delisting which is conditional on the approval of not less than 75% of votes cast by Shareholders (in person or by proxy) at the General Meeting. The Directors also note that, subject to Shareholder approval of the AIM Delisting, the Ordinary Shares will continue to be a valid equity interest in capital of the Company with the rights set out in the Articles, which include voting rights and rights to future dividends (if any).

Under AIM Rule 41, cancellation requires the expiration of a period of not less than 20 Business Days from the date on which notice of the intended cancellation is given to the London Stock Exchange. The Directors have notified the London Stock Exchange of the proposed AIM Delisting and that, subject to Shareholder approval, the AIM Delisting will take effect at 7:00 a.m. on 27 March 2019 and the last day of trading of the Ordinary Shares on AIM will be 26 March 2019.

In addition to providing Shareholders with advance notice in excess of the regulatory requirement for an AIM Delisting, the Company is also providing clear guidance as to how to convert Ordinary Shares into ADSs listed for trading on Nasdaq for those Shareholders who wish to do so in order to continue to hold their investment in the Company in a publicly tradeable form. Shareholders should consider potential tax implications arising based on the timing of any planned conversion, as noted below.

Consequences of AIM Delisting (subject to Shareholder approval)

(a)       Lack of trading venue for Ordinary Shares

Ordinary Shares will continue to be traded on AIM until the close of business on 26 March 2019. After that date there will no longer be a formal market mechanism enabling Shareholders to trade their Ordinary Shares on AIM. However, the Shareholders will have the option of converting their Ordinary Shares into ADSs. The Company will not be offering any form of trading venue for the Ordinary Shares in London or otherwise (including, for the avoidance of doubt, any form of matched bargain facility for continuing holders of the Company’s securities in the form of Ordinary Shares).

(b)       Loss of the protections afforded by the Takeover Code

Shareholders should note the Takeover Panel has confirmed to Realm that, if the AIM Delisting is approved and upon becoming effective, the Takeover Code will no longer apply to Realm and Shareholders will cease to have the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares. Further details of these protections that will be lost as a consequence of AIM Delisting are set out in paragraph 5, below.

(b)       Shareholder action and costs necessary to convert Ordinary Shares to ADSs

Realm is advised that conversion of Ordinary Shares admitted to AIM into ADS form is not currently subject to UK stamp duty or SDRT. Shareholders must note that conversion of Ordinary Shares into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the shares converted). If at any point the conversion of Ordinary Shares into ADSs results in UK stamp duty or SDRT, the Shareholder will be responsible for the payment of any such UK stamp duty or SDRT and not, for the avoidance of doubt, the Depositary, the Custodian, the Company or any other party. The timescale for conversion of an Ordinary Share via a broker into ADS form can vary based on many factors including the form in which you hold your Ordinary Shares and the promptness of your instruction to and action by your broker.

The Company has agreed to absorb the cost of Shareholders converting their Ordinary Shares into ADSs so there will be no cost to Shareholders to convert from the date of this Circular until the date of the AIM Delisting. Thereafter, conversion fees will be charged by the Depositary at a cost which is currently US$0.05 per ADS. An annual holding fee, currently US$0.02 per ADS, is levied by the Depositary in August each year. This is typically paid and charged to an ADS holder’s account by their broker on an annual basis.

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(c)       Disapplication of AIM Rules for Companies

The Company will no longer be bound by the AIM Rules for Companies or be required to have a nominated adviser and Shareholders would no longer be required to vote on certain matter prescribed by the AIM Rules for Companies. Furthermore the Company will no longer be bound to “comply or explain” with the corporate governance requirements for companies with shares admitted to trading on AIM. Specifically the Company would no longer be subject to the QCA Corporate Governance Code; though, Realm does not expect there to be any material change in the corporate governance procedures applied by Realm as a result of the AIM Delisting and will continue to act in accordance with applicable law and regulation. This will include:

-	holding an annual general meeting and, when required, other general meetings, in accordance with the applicable statutory requirements and the Articles;

-	making available to all Shareholders the Company’s annual report and financial statements and continuing to prepare consolidated United Kingdom statutory accounts under IFRS and in accordance with the applicable requirements of the Companies Act 2006;

-	maintaining a Nasdaq-rule compliant “investors” section on the Company’s website providing information on significant events and developments; and

-	adhering to the Investing Policy.

(d)       Disapplication of rules and regulations applicable to issuers listed in the UK

Following the AIM Delisting, Realm will no longer be required to comply with the continuing obligations set out in the DTRs or the MAR (as Nasdaq is not an in-scope exchange for the purposes of such legislation). In addition, Realm will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Realm.

Accordingly, following the proposed AIM Delisting and for so long as the Company’s ADSs remain listed on Nasdaq, the Company’s ongoing market notification obligations will be solely governed by the rules and regulations of the US Securities and Exchange Commission (including the Exchange Act), and all other laws, rules and regulations applicable to a company with shares listed on Nasdaq.

In addition, Realm will continue to be subject to the Companies Act 2006 and all other laws and regulations to the extent applicable to a public company incorporated in England and Wales with a Nasdaq-listing of ADSs.

3.	The AIM Delisting process

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the AIM Delisting must be conditional upon the consent of not less than 75% of votes cast by those Shareholders voting at the General Meeting.

Ordinary Shares will continue to be traded on AIM until the close of business on 26 March 2019. Subject to Shareholder approval, the AIM Delisting will take effect at 7:00 a.m. on 27 March 2019. Thereafter, Ordinary Shares will continue to be capable of being held and transferred in certificated form but there will be no public market in the UK on which Shareholders will be able to trade Ordinary Shares. However, Nasdaq listing of ADSs will not be affected by the proposed AIM Delisting and Shareholders will be able to convert their Ordinary Shares in the Company into ADSs, which are listed for trading on Nasdaq.

An explanation of the key steps in the process of converting Ordinary Shares into ADSs and contact details are provided in the Appendix to this document and the relevant supplementary Schedule.

Shareholders should note that only CREST Shareholders should submit the “Notice to Brokers and SDRT Certification Form” (Schedule 1) to the Depositary, whereas only certificated Shareholders should submit Transfer Form request (Schedule 2) to the Receiving Agent.

Subject to Shareholder approval, Shareholders should consider converting their Ordinary Shares into ADSs prior to the AIM Delisting for the following reasons:

-	Realm is advised that conversion of Ordinary Shares admitted to AIM into ADS form is not currently subject to UK stamp duty or SDRT. However, following AIM Delisting, the conversion process may result in a liability to pay UK stamp duty or SDRT at the rate of 1.5% of the value of Ordinary Shares being converted to the UK taxation authority, HMRC. If Ordinary Shares are converted after AIM Delisting, your broker will have to manage the dematerialisation of the Ordinary Shares with CREST and will need to confirm to the Depositary that any UK stamp duty or SDRT, payable in respect of the deposit of Ordinary Shares and the issuance and delivery of ADSs, has been paid, prior to completion of the conversion of Ordinary Shares into ADS form.

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-	Shareholders must note that conversion of Ordinary Shares into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the shares converted), at which point the Shareholder will be responsible for the payment of any such UK stamp duty or SDRT and not, for the avoidance of doubt, the Depositary, the Custodian, the Company or any other party.

-	conversion of Ordinary Shares into ADSs has to take place in multiples of 25. It is not possible to receive a fraction of an ADS, so in the event that this conversion is completed after AIM Delisting has taken place, there is a risk that Shareholders will be left with a small number of Ordinary Shares (maximum 24 Ordinary Shares) which cannot be converted into ADSs. If converted before AIM Delisting has taken effect any residual Ordinary Shares can be sold on AIM. To the extent that any residual Ordinary Shares are not sold on AIM, such Ordinary Shares will be delisted from AIM.

-	subject to the required paperwork being returned to the Registrar by the required deadline (5:00 p.m. on 18 March 2019), the Receiving Agent will arrange for the relevant Ordinary Shares to be transferred to the Depositary, and the Depositary will convert such Ordinary Shares into ADS form and transmitted to an account held in the name of the relevant Shareholder with the Company’s Depositary, Citibank, N.A., or its Custodian.

-	certificated Shareholders who do not elect to participate in the conversion of Ordinary Shares into ADSs can utilise the services of a broker to facilitate conversion at their convenience after AIM Delisting has occurred. Details of the process to be followed and the forms to be completed, are included on the Company’s website (and set out in the following pages). If you have any questions about this process please contact your stockbroker or an independent financial adviser.

Shareholders holding Ordinary Shares not in ADS form are recommended to consult their stockbroker, solicitor, accountant or other independent financial adviser who is authorised for the purposes of FSMA, if you are resident in the United Kingdom, or, if not, from an otherwise appropriately authorised independent financial adviser, in relation to the action they should take in relation to their Ordinary Shares.

4.	Future Company status following the AIM Delisting

As a company incorporated in England and Wales, Realm will continue to be subject to the requirements of the Companies Act 2006.

Subject to Shareholder approval, following the AIM Delisting becoming effective, the Company will no longer be subject to the AIM Rules for Companies. However, the Company does not propose to cancel the admission to trading of ADSs on Nasdaq (although it is possible that, due to the Assets Disposal, Nasdaq may subject the ADSs to delisting proceedings or impose additional or more stringent criteria thereon, in which case the Directors intend to adhere to the Investing Policy, which includes the Directors considering winding down and distributing the remaining assets to Shareholders in certain circumstances).

5.	Takeover Code implications of the Proposed AIM Delisting

Shareholders should note that, subject to their approval of the AIM Delisting and the AIM Delisting becoming effective, the Takeover Panel has confirmed to Realm that the Takeover Code will no longer apply to Realm and Shareholders will cease to have the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares.

Brief details of the Takeover Panel, the Takeover Code and the protections given by the Takeover Code are described below.

In addition, Shareholders should be aware that were the Assets Disposal not to be approved but the AIM Delisting were to be approved and to become effective, Rule 21.1 of the Takeover Code would no longer apply and despite Shareholders having voted not to approve the Assets Disposal, the continuing protections that would otherwise be provided by the Takeover Code in this respect would also no longer apply, potentially allowing the Directors to proceed with the Assets Disposal(without the requirement for Shareholder approval under either the Takeover Code or the AIM Rules for Companies).

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Before giving your consent to the AIM Delisting, you may want to take independent professional advice from an appropriate independent financial adviser.

The Takeover Code

The Takeover Code is issued and administered by the Takeover Panel. Realm is a company to which the Takeover Code currently applies and its Shareholders are accordingly entitled to the protections afforded by the Takeover Code.

The Takeover Code and the Takeover Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Takeover Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The General Principles and Rules of the Takeover Code

The Takeover Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. For your information, these General Principles are set out in Section 1 of Part III of this document. The General Principles apply to all transactions with which the Takeover Code is concerned. They are expressed in broad general terms and the Takeover Code does not define the precise extent of, or the limitations on, their application. They are applied by the Takeover Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the Takeover Code contains a series of Rules, of which some are effectively expansions of the General Principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the Rules are expressed in more detailed language than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Takeover Panel may derogate or grant a waiver to a person from the application of a Rule in certain circumstances.

Giving up the protection of the Takeover Code

A summary of key points regarding the application of the Takeover Code to takeovers generally is set out in Section 2 of Part III of this document. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if you agree to the AIM Delisting.

6.	UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. Realm cannot and does not provide any form of taxation advice to Shareholders and therefore Shareholders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold unlisted Ordinary Shares or converting Ordinary Shares into ADS form.

The Company’s understanding of the current position under UK taxation law is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice):

-	following the AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those Shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules; and

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-	those Shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq-listed ADSs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific UK tax rules as are referred to above. Each ADS is a financial instrument which represents 25 Ordinary Shares held on deposit with the Depositary’s Custodian on behalf of the ADS holder. As the ADS holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.) subject in all instances to the terms and conditions of the governing deposit agreement and it is the ADS rather than the Ordinary Shares themselves that are listed, the Company understands that the listing of ADSs on Nasdaq and the AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific UK tax rules referred to above (in particular, under the UK inheritance tax business property relief rules).

If you are in any doubt as to your tax position you should consult an appropriate professional adviser immediately.

7.	General Meeting

Set out at the end of this document you will find a notice convening the General Meeting which is to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019, for the purpose of considering, and if thought fit, passing the Resolutions.

For the avoidance of doubt, Shareholders should note that due to regulatory reasons they are effectively being asked to vote on the proposed Assets Disposal and the adoption of the proposed Investing Policy twice, firstly for the purposes of the AIM Rules for Companies and secondly for the purposes of the Takeover Code.

Details of the Resolutions which are to be proposed are set out below:

Resolution 1: Approval of the Assets Disposal for the purposes of AIM Rule 15

Resolution 1 will be proposed as an ordinary resolution and seeks the approval by Shareholders of the Assets Disposal, which is a transaction constituting a “disposal resulting in a fundamental change of business” for the purposes of AIM Rule 15.

Resolution 2: Approval of the Assets Disposal for the purposes of Rule 21.1(a) of the Takeover Code

Resolution 2 will be proposed as an ordinary resolution and seeks the approval by Shareholders of the Assets Disposal for the purposes of Rule 21.1(a) of the Takeover Code. Resolution 2 is conditional on the passing of Resolution 1.Resolution 3: Adoption of Investing Policy in accordance with the AIM Rules for Companies

Resolution 3 is proposed as an ordinary resolution and seeks approval by Shareholders for the Company to adopt the Investing Policy, in accordance with the AIM Rules for Companies. Resolution 3 will be conditional on the passing of Resolutions 1 and 2.

Resolution 4: Approval of Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code

Resolution 4 is proposed as an ordinary resolution and seeks approval by Shareholders for the Company for to adopt the Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code. Resolution 4 will be conditional on the passing of Resolutions 1, 2 and 3.

Resolution 5: Approval of AIM Delisting

Resolution 5 will be proposed as a special resolution and seeks the approval by Shareholders of the AIM Delisting. Resolution 5 is not conditional on the passing of Resolutions 1, 2, 3 or 4.

Explanatory note

The Assets Disposal will not be implemented under the terms of the Assets Disposal Agreement unless Resolutions 1 and 2 are both passed and become unconditional in accordance with its terms. The Company will not adopt the Investing Policy if Resolutions 1 and 2 are not both passed, as it will not become an AIM Rule 15 cash shell in that circumstance. The AIM Delisting contemplated by Resolution 5 is not inter-conditional with Resolutions 1, 2, 3 or 4.

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8.	Director Voting Support

The Directors have given commitments to the Company to vote in favour of the Resolutions to be proposed at the General Meeting (and, where relevant, to procure that such action is taken by the relevant registered holders if that is not them) in respect of their entire beneficial holdings totalling in 664,731 Ordinary Shares, representing approximately 0.6% of the issued share capital of Realm as at the date of this document.

9.	Nominated adviser and broker

Subject to the passing of Resolution 5 and the AIM Delisting taking effect, there will no longer be a requirement for the Company to maintain the appointment of a nominated adviser and broker. On behalf of the Board, I would like to take this opportunity to thank N+1 Singer for its support since November 2014.

10.	Action to be taken

A Form of Proxy is enclosed for use by Shareholders at the General Meeting. Whether or not Shareholders intend to be present at the General Meeting they are asked to complete, sign and return the Form of Proxy to the Registrar/Receiving Agent, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, as soon as possible but in any event so as to arrive no later than 2:00 p.m. on 13 March 2019. The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish. Accordingly, whether or not Shareholders intend to attend the General Meeting in person they are urged to complete and submit a Form of Proxy as soon as possible.

CREST members may use the CREST electronic appointment service to submit their proxy appointments in respect of the General Meeting. Those proxy appointments should be submitted to the Registrar, Equiniti (ID RA19) using the procedures described in the CREST Manual.

Holders of ADSs will receive ADR proxy materials which will contain instructions on how to vote their ADSs. Questions may be directed to Citibank Shareholder Services at P.O. Box 43077 Providence, Rhode Island 029040-3077 USA or at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers).

Further information about the process required to convert Ordinary Shares into ADSs listed for trading on Nasdaq, together with a set of Frequently Asked Questions (FAQs) can be found on in the Appendix to this document and the relevant supplementary Schedule. Shareholders should note that only CREST Shareholders will be posted the “Notice to Brokers and SDRT Certification Form” (Schedule 1), whereas only certificated Shareholders will be posted the “Transfer Form” (Schedule 2).

Should you require further information or assistance, further information can be found within the Investor Relations section of the Realm website at www.realmtx.com and a Shareholder assistance advice line is being operated by the Registrar/Receiving Agent, Equiniti Limited, which can be accessed by all Shareholders on 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259). Calls are charged at the standard geographical rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The Helpline is open between 8:30 a.m. to 5:30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes.

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11.	Recommendation

The Board, having been so advised by N+1 Singer as to the financial terms of the Assets Disposal, consider such terms to be fair and reasonable. The Board further considers that the passing of the Resolutions is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the General Meeting, as they have given their commitments do so in respect of their own beneficial shareholdings totalling 664,731 Ordinary Shares, representing 0.6% of the Company’s issued share capital as at the date of this document.

Yours faithfully,

Charles Spicer

Chairman

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Part II

TAKEOVER CODE CONSIDERATIONS

The Takeover Code currently applies to the Company by virtue of the listing of the Ordinary Shares on AIM. The General Principles of the Takeover Code are as follows:

1.	All holders of the securities of an offeree company of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

2.	The holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the bid; where it advises the holders of securities, the board of the offeree company must give its views on the effects of implementation of the bid on employment, conditions of employment and the locations of the company’s places of business.

3.	The board of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the bid.

4.	False markets must not be created in the securities of the offeree company, of the offeror company or of any other company concerned by the bid in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

5.	An offeror must announce a bid only after ensuring that he/she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

6.	An offeree company must not be hindered in the conduct of its affairs for longer than is reasonable by a bid for its securities.

Shareholders should note that, subject to their approval of the AIM Delisting, the Takeover Panel has confirmed to Realm that, following the AIM Delisting, the Takeover Code will not apply to Realm and Shareholders will cease to have the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares. Accordingly, Shareholders will no longer benefit from following the protections of the Takeover Code, in particular a transaction such as a reverse takeover will not require the Takeover Panel’s consent to a waiver of Rule 9 of the Takeover Code, which would otherwise be subject to vote of independent Shareholders:

Equality of treatment

General Principle 1 of the Takeover Code states that all holders of securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, Rule 16.1 requires that, except with the consent of the Takeover Panel, special arrangements may not be made with certain shareholders in the Company if there are favourable conditions attached which are not being extended to all shareholders.

Information to shareholders

General Principle 2 requires that holders of securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on a bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

The opinion of the offeree board and independent advice

The board of the offeree company is required by Rule 3.1 of the Takeover Code to obtain competent independent advice on an offer and the substance of such advice must be made known to its shareholders. Rule 25.2 requires that the board of the offeree company must send to the offeree company’s shareholders and persons with information rights its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: (i) the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and (ii) the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

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The circular from the offeree company must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings.

Rule 20.1 states that information about the companies involved in the offer must be made equally available to all offeree company shareholders as nearly as possible at the same time and in the same manner.

Option and warrant holders and holders of convertible securities or subscription rights

Rule 15 of the Takeover Code provides that when a Takeover Code offer is made for voting equity share capital or other transferable securities carrying voting rights and the offeree company has convertible securities outstanding, the offeror must make an appropriate offer or proposal to the stockholders to ensure their interests are safeguarded. Rule 15 also applies in relation to holders of options, warrants and other subscription rights. If the AIM Delisting takes effect, these protections will be lost.

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Part III

RISK FACTORS

Shareholders should carefully consider all of the information in this document including the risks below. The Board have identified these risks as material risks, but additional risks and uncertainties not presently known to the Board, or that the Board consider immaterial, may also adversely affect the Company. If any or a combination of the following risks materialise, the Company’s prospects, strategic review process and opportunities, financial condition and/or performance could be materially adversely affected. In any such case the market price of the Ordinary Shares or the ADSs could decline.

Rule 21.1 Note 1(a)

The following risk factors should not be considered to be presented in any order of priority. The Company’s future performance might be affected by changes in market conditions and legal, regulatory and tax requirements.

Identifying a suitable target under the Investing Policy

The Company will be dependent upon the ability of the Board to identify suitable acquisition or acquiring targets. As at the date hereof, the Directors are still evaluating a number of investment opportunities. There is no guarantee that the Company will be able to acquire or be acquired by an identified opportunity at an appropriate price, or at all, as a consequence of which resources might have been expended fruitlessly on investigative work and due diligence.

Remaining assets following the Assets Disposal

Subject to Shareholder approval of the Assets Disposal and the adoption of the Investing Policy, the Company will be required to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects. The only sources of financing currently available to the Company to utilise in prosecuting the Investing Policy are the existing cash reserves and the net proceeds of the Assets Disposal, which may not be sufficient to attract a suitable acquirer or achieve an attractive acquisition.

Uncertainty of success of future investments

Seeking an acquisition target or acquirer for Realm involves certain risks including, amongst others, that the target or acquirer has unidentified or unexpected past or future liabilities relating to the operations or assets, the inability to receive accurate and timely information about the its operations or assets in order to make informed investment decisions. As with any investment, those investments may fall in value and it is possible that the total loss in value of such investments (being the value of the initial investments and, where relevant, any gains and/or subsequent additional investments) may be significant. Underperformance or failure of one or more of the investments may have an adverse effect on the value of the Company. There can be no guarantee that the investment objectives of the Company will be met and the Company’s ability to achieve its investment objectives may be adversely affected in the event of any significant or sustained changes in market returns or volatility. Additionally, the Company is seeking to make an investment in or be acquired by a life sciences company which has inherently higher risks as such companies tend to be early stage (no products yet commercialized) and be subject to the general uncertainty and risks (including regulatory) associated with developing drugs or other medical products.

Costs associated with potential acquisition

The Company expects to incur significant third party costs associated with the identifying, evaluating, and negotiating a definitive agreement for a suitable acquisition. The Company can give no assurance as to the level of such costs, and given that there can be no guarantee that negotiations to acquire any given target business will be successful, the greater the number of deals that do not reach completion, the greater the likely impact of such costs on the Company’s financial condition.

Ordinary Share price volatility

Subject to Shareholder approval of the AIM Delisting, in the period prior to the AIM Delisting taking effect, Shareholders will be required to make a decision as to whether to: sell their Ordinary Shares on AIM; retain their Ordinary Shares in either certificated form or dematerialised in CREST; or convert their Ordinary Shares into ADSs. Each Shareholder’s decision may be impacted by market conditions (e.g., arbitrage opportunities between the prevailing Ordinary Share price on AIM and ADS price on Nasdaq, and associated foreign currency exchange and other economic factors), tax considerations (e.g., the fact that the SDRT exemption applicable to the deposit of AIM-listed securities into an ADS depositary facility will fall away in respect of the Ordinary Shares on the effective date of the AIM Delisting) or, in the some cases, the prescriptive nature of a given investor’s investment mandate (e.g., certain investors may be unable to hold US dollar denominated securities and/or securities listed on US exchanges). The Company is unable to predict what impact the AIM Delisting will therefore have on the volume of trading in the Ordinary Shares on AIM or ADSs on Nasdaq, and related pricing and trading volume volatility. The price of Ordinary Shares and ADSs could be adversely affected by trading in the Company’s Ordinary Shares on AIM and, it may be difficult for Shareholders to sell their Ordinary Shares on AIM during this period should they wish to do so.

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Failure to execute Assets Disposal

Should the Assets Disposal Agreement not become unconditional as to its terms and the Assets Disposal to the Purchaser fail to complete, the Company will not receive the associated cash proceeds and there is no guarantee that the Company will be able to successfully monetize the Assets on comparable terms with any third party purchaser in the future. In that scenario the Board would seek to accelerate the marketing of the Assets to potential third party purchasers, but there is no guarantee that any disposal of the Assets would be completed within a certain timeframe. It is possible that at the time such an alternative disposal is negotiated, the market for the sale of the Assets is less competitive than as at the date of negotiation of the Assets Disposal Agreement with the Purchaser, and if the terms of any such disposal agreement are materially different from those set out in the Assets Disposal Agreement, the Board may be obliged to put the renegotiated terms to the Shareholders, who may in turn not vote in favour of it, which may have a negative impact on the price of the Ordinary Shares and ADSs or the resources available to the Company to execute a favourable strategic transaction (which, for potential offerors, may involve a takeover offer for the Company).

Future liabilities following Assets Disposal

Notwithstanding the steps taken by the Company to mitigate the potential impact of prospective future liabilities including but not limited to a claim under customary representations and warranties given in the Assets Purchase Agreement, should such liabilities arise these could affect either the cash position of the Company to the detriment of Shareholders.

Potential cash requirements

The Board broadly intends to use the Company’s existing cash resources to consummate an acquisition or acquisitions. To the extent the Company has insufficient cash resources to execute on its Investing Policy, the Board may be required to issue new equity either within existing Shareholder authorities or, depending on the circumstances, subject to additional Shareholder approval. The dilutive effect of any such issuance of new Ordinary Shares (including in the form of ADSs) could be significant on the Company’s existing Shareholders and have a detrimental impact on the price of its securities.

AIM Rule 15 deadlines if AIM Delisting does not occur

In accordance with AIM Rule 15, the Assets Disposal constitutes a fundamental change of business of the Company. On Completion, the Company would cease to own, control or conduct all or substantially all, of its current business activities and would be focused exclusively on the strategic review process, and become an AIM Rule 15 cash shell which is required to make an acquisition or acquisitions which constitutes a reverse takeover under AIM Rule 14 (including seeking re-admission as an investing company (as defined under the AIM Rules for Companies)) on or before the date falling six months from Completion of the Assets Disposal unless the Company delists from AIM prior to that date. Should the AIM Delisting not proceed, failure to complete a reverse takeover within such timeframe would highly likely result in the suspension of the Ordinary Shares from trading on AIM and, pursuant to AIM Rule 40, admission to trading on AIM would be cancelled six months from the date of suspension should the reason for the suspension not have been rectified.

Additionally, in the event the AIM Delisting is not approved by Shareholders and the Ordinary Shares continue to be admitted to trading on AIM, market conditions and/or the complexity of achieving such a transaction while subject to the rules and regulations of AIM and the Takeover Code, may have a negative impact on the Company’s ability to complete an acquisition which constitute a reverse takeover under AIM Rule 14.

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Consequences of Nasdaq “public shell” status

The Company does not intend to delist the ADSs representing its Ordinary Shares from Nasdaq. However, following the Assets Disposal, the Company may be treated as a “public shell” under the Nasdaq rules and the US Securities Act. Although Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell. Listed companies determined to be public shells by Nasdaq may be subject to delisting proceedings or additional and more stringent listing criteria. Nasdaq will generally except from the delisting process for a limited period of time (in this case, expected to be at least until early May 2019) a company that is in the process of consummating a transaction that will cause it to become an operating company, as the Investing Policy envisions. However, if, absent such a transaction and after applicable notice periods and any hearing process, the ADSs would likely be delisted from Nasdaq , the Company would expect that such securities would be traded OTC in the United States, which is sometimes colloquially referred to as the “Pink Sheets.” Securities quoted on the OTC are subject to different requirements than securities listed for trading on a US national stock exchange, such as Nasdaq, including reduced corporate governance and public reporting standards.

If Nasdaq should delist the ADSs from trading, a reduction in some or all of the following may occur, each of which could have a material adverse effect on holders of ADSs: the liquidity of the ADSs; the market price of the ADSs; the number of institutional and general investors that will consider investing in the ADSs; the number of investors in general that will consider investing in the ADSs; the number of market makers in the ADSs; the availability of information concerning the trading prices and volume of the ADSs; and the number of broker-dealers willing to execute trades in the ADSs. In addition to the foregoing, there would be certain consequences under the US Securities Act if the Company were determined to be a public shell, including the unavailability of Rule 144 thereunder for the resale of restricted securities; the inability to utilize Form S-8 for the registration of employee benefit plan securities; and the inability to utilize Form F-3 under the “baby shelf” rules applicable to companies with a non-affiliate market capitalization of less than US$75 million.

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Part IV

DEFINITIONS

ADS	American Depositary Share, each representing 25 Ordinary Shares

Affiliate	an affiliate of the issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Factors the SEC has indicated as relevant to the determination of “control” include an individual’s status as a director, officer, or 10% shareholder

AIM	AIM, a market operated by the London Stock Exchange

AIM Delisting	proposed cancellation of the Company’s Ordinary Shares from admission to trading on AIM, subject to the passing of the appropriate resolution by the Shareholders at the General Meeting

AIM Rules for Companies	rules for companies whose securities are traded on AIM issued by the London Stock Exchange; references to specific “AIM Rules” in this document shall be construed accordingly

AIM Rules for Nominated Advisers	rules for nominated advisers of issuers whose securities are traded on AIM issued by the London Stock Exchange

Assets	Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, hypochlorous acid (HOCI) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses

Assets Disposal	the disposal of the Assets pursuant to the terms of the Assets Disposal Agreement

Assets Disposal Agreement	acquisition agreement dated 14 February 2019 between Realm Therapeutics Inc. (as the seller), the Company (as the parent guarantor) and Urgo (as the purchaser) in connection with the Assets Disposal

Articles	articles of association of the Company in effect as at the date of this document

Board	board of directors of the Company, including a duly constituted committee of such directors

Circular or document	this document

Company or Realm	Realm Therapeutics plc, a company incorporated in England and Wales with company number 05789798

Completion	completion of the Assets Disposal in accordance with the terms of the Assets Disposal Agreement, a target date of 28 March 2019 for which is provided for in the Assets Disposal Agreement

CREST	computerised settlement system (as defined in the CREST Regulations) in the UK operated by Euroclear which facilitates the holding of and transfer of title to shares in uncertificated form

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CREST Regulations	Uncertificated Securities Regulations 2001 (SI 2001/3755) including any enactment or subordinate legislation which amends or supersedes those regulations and any applicable rules made under those regulations for the time being in force

Custodian	Citibank, N.A., London, as custodian of the Depositary

Depositary	Citibank, N.A.

Directors	directors of the Company, whose names are set out on page 6 of this document

Dollar or US$	legal currency of the US

DTC	Depository Trust Company

DTRs	Disclosure Guidance and Transparency Rules made by the FCA

Euroclear	Euroclear UK & Ireland Limited, the operator of CREST

General Principles	has the meaning given to such term in the Takeover Code

FCA	UK Financial Conduct Authority

FDA	US Food and Drug Administration

Form of Proxy	form of proxy which is enclosed with this document for use by Shareholders in connection with the General Meeting

Formal Sale Process	has the meaning given to such term in the Takeover Code

FSMA	UK Financial Services and Markets Act 2000

General Meeting	general meeting of the Company to be held at 2:00 p.m. on 15 March 2019

Group	Company and its subsidiaries

HMRC	Her Majesty’s Revenue & Customs

IFRS	International Financial Reporting Standards, as adopted by the European Union

ISIN	International Securities Identification Number

Investing Policy	the investing policy set out in the paragraph headed “Investing Policy” in this document

London Stock Exchange	London Stock Exchange plc

MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse

N+1 Singer	Nplus1 Singer Advisory LLP, acting as the Company’s nominated adviser and broker

Nasdaq	The Nasdaq Stock Market LLC

Notice of General Meeting	notice of General Meeting set out on pages 26 to 29 at the end of this document

Ordinary Shares	ordinary shares of nominal value £0.10 each in the capital of the Company

OTC	over-the-counter

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Proposals	Assets Disposal, adoption of Investing Policy and AIM Delisting

Purchaser or Urgo	Urgo US, Inc., a State of Delaware-incorporated subsidiary of the French family-owned Laboratories URGO SAS

QCA Guidelines	Corporate Governance Guidelines for Smaller Quoted Companies published by the Quoted Companies Alliance

Recognised Investment Exchange	an investment exchange in respect of which a recognition order is in force as defined in section 285 of FSMA

Registrar/Receiving Agent	Equiniti Limited

Resolutions	resolutions to be proposed at the General Meeting and as set out in the Notice of General Meeting

Rules	has the meaning given to such term in the Takeover Code

SDRT	stamp duty reserve tax

SEC	US Securities and Exchange Commission

Shareholders	holders of Ordinary Shares

Sterling or £	legal currency of the UK

Takeover Code	City Code on Takeovers and Mergers issued by the Takeover Panel

Takeover Panel	UK Panel on Takeovers and Mergers

Transfer Agent	Computershare, as transfer agent for the Depositary

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US or United States	United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

US Exchange Act	US Securities Exchange Act of 1934

US Securities Act	US Securities Act of 1933

References to a ‘‘company’’ in this document shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established. All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any regulation, legislation, rule, code, statute or guideline shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender. For the purpose of this document, ‘‘subsidiary’’ and ‘‘subsidiary undertaking’’ have the meanings given by the Companies Act 2006.

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PART V

NOTICE OF GENERAL MEETING

REALM THERAPEUTICS PLC
(Incorporated and registered in England and Wales with registered number 05789798)

NOTICE IS HEREBY GIVEN that a General Meeting of Realm Therapeutics plc (the “Company”) will be held at the offices of Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019 for the purpose of considering and, if thought fit, passing the following Resolutions which will be proposed in the case of Resolutions 1, 2, 3 and 4 as ordinary resolutions and in the case of Resolutions 5 as a special resolution.

For the avoidance of doubt, Shareholders should note that due to regulatory reasons they are effectively being asked to vote on the proposed Assets Disposal and the adoption of the proposed Investing Policy twice, firstly for the purposes of the AIM Rules for Companies and secondly for the purposes of the Takeover Code.

This Notice concerns matters described in a circular to Shareholders dated 15 February 2019 (the “document”). Words and expressions defined in the document have the same meaning in this Notice of General Meeting.

ORDINARY RESOLUTIONS

1.	That the proposed Assets Disposal by the Company be and is hereby approved for the purposes of Rule 15 of the AIM Rules for Companies on the terms and conditions contained in the Assets Disposal Agreement as further described in the document with such non-material amendments thereto as the Directors of the Company (or any duly constituted committee thereof) may consider appropriate. (Resolution 1)

2.	That the proposed Assets Disposal by the Company be and is hereby approved for the purposes of Rule 21.1(a) of the Takeover Code on the terms and conditions contained in the Assets Disposal Agreement as further described in the document with such non-material amendments thereto as the Directors of the Company (or any duly constituted committee thereof) may consider appropriate. (Resolution 2)

3.	That, subject to the passing of Resolutions 1 and 2, the Investing Policy set out in the paragraph headed “Investing Policy” in the document be and is hereby approved and that the Directors be empowered to implement the same. (Resolution 3)

4.	That, subject to the passing of Resolutions 1, 2 and 3 the Investing Policy set out in the paragraph headed “Investing Policy” in the document be and is hereby approved for the purposes of Rule 21.1(a) of the Takeover Code. (Resolution 4)

SPECIAL RESOLUTION

5.	That, irrespective of the passing or otherwise of Resolutions 1, 2, 3 or 4, the cancellation of the admission of the Company’s ordinary shares of nominal value £0.10 each to trading on AIM, a market operated by London Stock Exchange plc, be and is hereby approved and that the Directors of the Company be and are hereby authorised to take all steps which are necessary or desirable in order to effect such cancellation. (Resolution 5)

BY ORDER OF THE BOARD Charles Spicer Chairman Date: 15 February 2019	Registered Office: c/o CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF
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EXPLANATORY NOTES TO THE NOTICE OF GENERAL MEETING

1.	A member who is an individual is entitled to attend, speak and vote at the meeting or to appoint one or more other persons as his/her proxy to exercise all or any of his/her rights on his/her behalf. Further details of how to appoint a proxy, and the rights of proxies, are given in the paragraphs below. A member that is a company can appoint one or more corporate representatives (such as a director or employee of the company) whose attendance at the meeting is treated as if the company were attending in person, or it can appoint one or more persons as its proxy to exercise all or any of its rights on its behalf. In each case, a person attending the meeting will need to provide the Company or its Registrar/Receiving Agent, Equiniti Limited, with evidence of their identity and, if applicable, their appointment as a proxy or corporate representative with authority to vote on behalf of a member.

2.	A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. To appoint a proxy or proxies shareholders must: (a) complete a Form of Proxy, sign it and return it, together with the power of attorney or other authority (if any) under which it is signed, to the Company’s Registrar/Receiving Agent, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA; (b) complete a CREST Proxy Instruction (as set out in paragraph 11 below); or (c) register the appointment of a proxy electronically at www.sharevote.co.uk (see paragraph 13 below), in each case so that it is received no later than 2:00 p.m. on 13 March 2019. To appoint more than one proxy, you will need to complete a separate Form of Proxy in relation to each appointment. A Form of Proxy for use in connection with the General Meeting is enclosed with this document. If you do not have a Form of Proxy and believe that you should, please contact the Company’s Registrar/Receiving Agent, Equiniti Limited on 0371 384 2050* (or, if calling from overseas, on +44 121 415 0259) or at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

3.	Where more than one proxy is being appointed, you will need to state clearly on each Form of Proxy the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares each proxy appointment relates to or specifying a number of shares in excess of those held by the member will invalidate the proxy appointment.

4.	The return of a completed Form of Proxy or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the General Meeting and voting in person if he/she wishes to do so.

5.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

6.	Any person to whom this Notice of General Meeting is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2 and 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders.

8.	Pursuant to regulation 41 of the CREST Regulations, the Company gives notice that only those shareholders included in the register of members of the Company at 6:30 p.m. on 13 March 2019 or, if the meeting is adjourned, in the register of members at 6:30 p.m. on the day that is two Business Days before the day of any adjourned meeting, will be entitled to attend and to vote at the General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the share register after 6:30 p.m. on 13 March 2019, or, if the meeting is adjourned, in the register of members at 6:30 p.m. on the day that is two Business Days before the day of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the General Meeting.

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9.	As at 14 February 2019, the Company’s issued share capital comprised 116,561,917 Ordinary Shares of £0.10 each. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 14 February 2019 is 116,561,917.

10.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID RA19), by the latest time for receipt of proxy appointments set out in paragraph 2 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed any voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	You may, if you wish, register the appointment of a proxy electronically by visiting www.sharevote.co.uk. To use this service you will need your Voting ID, Task ID and Shareholder Reference Number printed on the accompanying Form of Proxy. Full details of the procedure are given on the website at www.sharevote.co.uk.

14.	Under section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the General Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the General Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

15.	Any member attending the meeting has the right to ask questions. The Company must answer any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

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16.	You may not use any electronic address provided in this Notice of General Meeting, or any related documents including the Form of Proxy, to communicate with the Company for any purposes other than those expressly stated.

17.	A copy of this Notice of General Meeting can be found at www.realmtx.com.

* Lines are open 8:30 a.m. to 5:30 p.m., Monday to Friday (excluding public holidays in England and Wales).

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APPENDIX

AIM DELISTING – FREQUENTLY ASKED QUESTIONS:

-	Existing holders of ADSs do not need to take any action as a result of this document, if not holding any Ordinary Shares
-	Questions from individual Shareholders should be addressed to the shareholder services helpline operated by Realm’s Registrar/Receiving Agent, Equiniti Limited, on 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259)
-	Brokers seeking further information should contact Realm’s Depositary, Citibank, N.A., by email at uksettlements@citi.com
-	Further information can be found within the investors section of the Company’s website at: www.realmtx.com

I hold Ordinary Shares – which Schedule to the Circular should I complete?

Only CREST Shareholders only will be posted the “Notice to Brokers and SDRT Certification Form” (Schedule 1) to the Depositary – if applicable to you, refer Schedule 1.

Only certificated Shareholders to submit Transfer Form request (Schedule 2) to the Receiving Agent – if applicable to you, refer to Schedule 2.

I already hold Realm’s ADSs; am I affected by the AIM Delisting?

Realm expects that its ADSs will continue to be listed for trading on the Nasdaq Capital Market immediately following the AIM Delisting. Existing holders of Realm’s Nasdaq-listed ADSs do not need to take any action in response to this document.

Will the Ordinary Shares remain CREST eligible following the AIM Delisting?

The Company will not cancel its CREST facility following the AIM Delisting, and does not propose to cancel the admission to trading of ADSs on Nasdaq (although it is possible that, due to the Assets Disposal, Nasdaq may subject the ADSs to delisting proceedings or impose additional or more stringent criteria thereon). Were the Company’s ADSs delisted from trading on Nasdaq, the Company may seek to cancel its CREST facility, at which point the Company will provide a further update to Shareholders).

How does the price of Realm’s Nasdaq listed ADSs compare to the AIM Ordinary share price?

Realm Therapeutics plc currently maintains a listing of its ADS on Nasdaq. An ADS is a financial instrument. The price of an ADS is expressed in US$, and is linked to the value of the 25 Ordinary Shares that it represents.

Prior to the AIM Delisting, at any time the price of Realm Ordinary Shares and Nasdaq-listed ADSs can be compared by dividing the ADS price by 25 and then dividing by the current £:US$ exchange rate to calculate the equivalent Sterling denominated price per Ordinary Share.

Once you have converted your Ordinary Shares into ADSs, your investment will be US$ denominated. This means that when valued in Sterling, its value will fluctuate on a day-to-day basis in line with movements in £:US$ exchange rate.

Once the AIM Delisting takes effect, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in Sterling by taking Nasdaq ADS market price, dividing by 25 and dividing by the US$ to Sterling exchange rate.

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Also, after the AIM Delisting, the price of a single Realm Ordinary Share price will no longer be published in UK newspapers or online. However, Nasdaq-listed ADS price is always available via Realm’s website at www.realmtx.com or otherwise, can be easily found online through a broad range of financial websites.

Do I need to sell my AIM quoted Ordinary Shares or must I convert them into Realm’s Nasdaq-listed ADSs?

Shareholders who own Realm’s Ordinary Shares now have three options:

- You can convert your Ordinary Shares into Realm ADSs listed for trading on Nasdaq

The process for converting your Ordinary Shares is set out in the following pages. If your investment is currently managed by a broker, your broker will be able to manage the conversion process for you in accordance with the process set out on Schedule 1.

Those Shareholders who own shares in certificated form can also convert to ADSs by following the process set out in the attached Schedule 2.

- You can choose to continue to hold your Ordinary Shares

Realm’s Ordinary Shares will continue to be a valid equity interest in Realm Therapeutics plc with full retained voting rights, rights to future dividends, etc. The only change is that the Ordinary Shares will no longer be publicly tradeable on AIM.

- You can choose to sell your AIM-listed Ordinary Shares via AIM prior to the AIM Delisting.

If you do not wish to retain or convert your Ordinary Shares, then you can sell your Ordinary Shares prior the AIM Delisting via normal market procedures. You can still sell your Ordinary Shares after the AIM Delisting, but note that your broker would need to contact Realm’s Depositary (Citibank, N.A.), via the process set out on Schedule 1 in order for your Ordinary Shares to be converted into ADSs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then sell your ADSs via Nasdaq and would remit the proceeds to your personal account.

Can I continue to hold Realm’s Ordinary Shares after the AIM Delisting?

Should you wish to do so, it will be possible to continue to hold Realm’s Ordinary Shares after the AIM Delisting. However, the Ordinary Shares will be illiquid and untradeable on a public market. A public sale will require you to go through the conversion process into ADSs via the Depositary, Citibank, N.A., and any future sale will need to be via a broker with US share trading capability. Note that conversion into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the Ordinary Shares converted) and fees of up to US$0.05 per ADS may be levied by Citibank, N.A. upon conversion, if such conversion occurs after the AIM Delisting.

The timescale for conversion of an Ordinary Share via a broker into ADS form should typically take 4-5 days, although the timescale will be dependent upon prompt action by your broker.

How do I buy and sell Realm’s Nasdaq-listed ADSs?

The majority of brokers have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. There is a small annual holding cost, currently US$0.02 per ADS per annum (which is subject to change upon agreement between Realm and the Depositary) levied by the Depositary (currently equating to less than 0.1% of the value of each ADS), and brokers may also charge a small annual fee for holding a US security on your behalf.

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Should you wish to add to your holding, you should be able to purchase further ADSs via your broker. You will simply need to instruct your broker to purchase Realm ADSs (Ticker: RLM; CUSIP: 75606L103).

If you wish to continue to hold your investment directly, without engaging the services of a broker, there is a scheme operated by Computershare (the Depositary’s Transfer Agent and registrar) whereby your ADSs will be held electronically on the register by Computershare on your behalf. See further details attached on Schedule 2.

Will the AIM Delisting affect my rights as a Shareholder?

As a company incorporated in England and Wales, Realm Therapeutics plc will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting, the Company will no longer be subject to the AIM Rules for Companies or the UK Takeover Code. However, the Company does not propose to cancel the admission to trading of ADSs on Nasdaq (although it is possible that, due to the Assets Disposal, Nasdaq may subject the ADSs to delisting proceedings or impose additional or more stringent criteria thereon).

Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of Annual Reports and Annual General Meeting documentation. ADS holders will be able to access all such information via the Realm website.

Shareholders and ADS holders will both be eligible to receive any future dividends that the Board may determine to issue to Ordinary Shareholders.

I currently hold my Ordinary Shares in the form of a paper certificate – how does this affect me?

Ordinary Shares in paper certificate form are not currently immediately tradeable as in order to sell them they need to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST. Only when they have been converted into electronic form by a broker can they then be traded.

If you choose to retain your Ordinary Shares in certificated form you will need to convert into ADS form via a broker. Your broker would need to contact Realm’s Depositary (Citibank, N.A., via the process set out on Schedule 1) in order for your Ordinary Shares to be converted into ADSs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then sell your ADSs via Nasdaq and would remit the proceeds to your personal account.

I want to convert to ADSs but do not want to engage a broker at this time – how do I do this?

Should you wish to retain a direct investment in Realm, without retaining the services of a broker to hold your investment, you can elect to deal direct with the Depositary, Citibank, N.A., to convert your Ordinary Shares to ADSs. Questions may be directed to Citibank Shareholder Services at P.O. Box 43077 Providence, Rhode Island 029040-3077 USA or at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers). These will then be held in Direct Registered Shares (“DRS”) form, in your name via a facility operated by the Depositary’s Transfer Agent, Computershare on behalf of the Depositary. You will then be able to initiate sales or further ADS purchases by directly contacting Computershare.

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My broker currently holds my Realm Ordinary Shares within a CREST nominee account – how will this affect my shareholding?

Most UK brokers have the capability of holding and trading Nasdaq-listed securities. For you to continue to hold a more readily tradeable security you should contact your broker and request that the broker convert your Realm Ordinary Shares into ADSs by following the process set out on Schedule 1. Essentially your broker will contact Citibank, N.A. (Realm’s depositary bank), to provide certain details by email and will then transmit your Ordinary Shares electronically to Citibank, N.A.’s CREST account.

Is there a cost to convert and hold my Realm investment in the form of ADSs?

Fees to convert Realm Ordinary Shares to ADSs in the amount of US$0.05 per ADS apply if conversion takes place after the AIM Delisting; prior to the AIM Delisting the Company has agreed to absorb the cost of conversion of Ordinary Shares to ADSs.

In addition to standard distribution related fees in the governing Deposit Agreement, an annual depositary service fee, currently US$0.02 per ADS, is levied by the Depositary in August of each year. This is typically paid and charged to your account by your by your broker on an annual basis.

I currently hold my Ordinary Shares in an Individual Savings Account (“ISA”) – can I continue to do so?

Although the AIM Delisting does not directly impact on the ability of a UK Shareholder to retain their holding of Ordinary Shares, we understand that some UK ISA operators, particularly those that involve an on-line share trading account, insist that the shares held in the ISA must be publicly quoted and may only allow trading in UK companies via low cost on-line trading facilities.

Please ask your ISA provider to confirm whether they will allow you to continue to hold your Realm Ordinary Shares or whether they are able to convert and hold Realm’s Nasdaq-listed ADSs on your behalf.

I currently hold my Ordinary Shares in a Self-Invested Personal Pension (“SIPP”) – can I continue to do so?

Although the AIM Delisting does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies on-line. Please ask your SIPP provider to confirm whether they will allow you to continue to hold your Realm Ordinary Shares or whether they are able to convert your shareholding into ADSs and continue to hold Realm’s ADSs on your behalf.

I have further questions that are not dealt with sufficiently here – where can I find further information?

-	If you hold Ordinary Shares via a broker, please discuss with your broker in the first instance.
-	Realm has set up a shareholder helpline operated by Realm’s Registrar/Registrar, Equiniti, to facilitate answers to further questions from Shareholders. Please telephone 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259) for further advice about the Ordinary Share to ADS conversion process.

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I have lost my original Ordinary Share certificate – how do I get another one in order to progress conversion to ADSs:

-	Replacement Ordinary Share certificates are available from Realm’s Registrar, Equiniti.
-	Please contact Equiniti on 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259)
-	Equiniti will be able to provide you with a replacement share certificate, although a will be applicable. The fee is determined by the value of the missing certificate. Equiniti will be able to advise you of the indemnity cost.
-	Certain proof of ownership/identification will be required prior to issuance of replacement certificates.

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